                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)

               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, 0.005 rubles nominal value
                   -----------------------------------------
                        (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                 (CUSIP Number)

                             Halvor Mansaker, Esq.
                                  Telenor ASA
                              Universitetsgaten 2
                              N-0130 Oslo, Norway
                                 47-22-779-160
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 22, 2000
                               -----------------
                     (Date of Event which Requires Filing
                              of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                               60 Cannon Street
                                London EC4N 6JP
                                    England
                                44-207-248-3000


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                       -----------------
CUSIP NO. 68370R 10 9

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          10,452,600/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          10,452,600/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,452,600/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
12
      The aggregate amount reported as benefically owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.71% of the outstanding Common Stock (25.12% of the outstanding voting capital stock)/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     * See Instructions before Filling Out

/1/ Represents 8,652,201 shares held directly by the Reporting Person and 1,800,399 shares underlying the American Depositary Shares held by the Reporting Person.
/2/ For the purposes of this Amendment No. 11, these percentages have been calculated assuming the full exercise by the Reporting Person of its voting rights in respect of 1,800,399 shares underlying the American Depositary Shares held by the Reporting Person.

                                 SCHEDULE 13D

------------------------------                            --------------------
CUSIP No. 68370R 10 9

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor Communication AS
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          10,452,600/3/
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          10,452,600/3/
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,452,600/3/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]

      The aggregate amount reported as beneficially owned in row (11)
      does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.71% of the outstanding Common Stock (25.12% of the outstanding voting capital stock)/4/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *See Instructions before Filling Out!

/3/. The Reporting Person disclaims beneficial ownership of all shares. /4/. See footnote 2.
      ---

                                 SCHEDULE 13D

------------------------------                            --------------------
CUSIP No. 68370R 10 9

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor ASA
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]

      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          10,452,600/5/
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          10,452,600/5/
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,452,600/5/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]

      The aggregate amount reported as beneficially owned in row (11)
      does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.71% of the outstanding Common Stock (25.12% of the outstanding voting capital stock)/6/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *See Instructions before Filling Out!

/5/. The Reporting Person disclaims beneficial ownership of all shares. /6/. See footnote 2.
      ---

                                 SCHEDULE 13D

Item 1.        Security and Issuer
               -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS ("Telenor"), Telenor Communication AS and Telenor ASA, is hereby amended and supplemented with respect to the items set forth below.

Item 2.        Identity and Background
               -----------------------

     This amendment to the statement on Schedule 13D is being filed jointly by Telenor East Invest AS, Telenor Communication AS and Telenor ASA.

     TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0130 Oslo
          Norway.

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------

Name and Business Address       Citizenship     Present Principal Occupation
-----------------------------------------------------------------------------

Terje Thon                      Norway          Senior Adviser and Chairman
(Oslo, Norway)                                  of the Board of Directors

Torstein Moland                 Norway          Senior Executive Vice President
(Lier, Norway)                                  and Chief Financial Officer of
                                                Telenor ASA

Ole Johan Haga                  Norway          Project Manager, Telenor
(Siggerud, Norway)                              International Center


     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
     --------------------------------------------

Name and Business Address       Citizenship      Present Principal Occupation
-----------------------------------------------------------------------------

Henrik Torgersen                Norway           Chief Executive Officer of
(Oslo, Norway)                                   Telenor East Invest AS and
                                                 Executive Vice President of
                                                 Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR COMMUNICATION AS

     (a) Telenor Communication AS, a corporation formed under the laws of Norway (formerly known as Telenor AS).

     (b)  Universitetsgaten 2
          St. Olavs Plass
          N-0130 Oslo
          Norway.

     (c) Telenor Communication AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor Communication AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor Communication AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Communication AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR COMMUNICATION AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor Communication AS. The business address of each of such persons is Telenor Communication AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR COMMUNICATION AS
     -------------------------------------

Name and Business Address      Citizenship      Present Principal Occupation
-----------------------------------------------------------------------------

Eivind Reiten                  Norway           Executive Vice President of
(Oslo, Norway)                                  Norsk Hydro ASA

Kari Broberg                   Norway           Chief Executive Officer of
(Ostre Toten, Norway)                           Hartman Consulting AS

Inge K. Hansen                 Norway           Chief Financial Officer
(Oslo, Norway)                                  and Executive Vice President
                                                of Statoil

Ashild M. Bendiktsen           Norway           Chief Financial Officer of
(Salangen, Norway)                              Entreprenor Bendiktsen &
                                                Aasen AS

Bente Neegard Halvorsen        Norway           Head Treasurer of the Norwegian
(Skedsmo, Norway)                               Labor Organization

Mai Buch                       Denmark          Corporate Adviser of
(Copenhagen, Denmark)                           Competence House AS

Per Gunnar Salomonsen          Norway           Employee Representative
(Skien, Norway)

Irma Tystad                    Norway           Employee Representative
(Trysil, Norway)

Harald Stavn                   Norway           Employee Representative
(Kongsberg, Norway)

     EXECUTIVE OFFICERS OF TELENOR COMMUNICATION AS
     ----------------------------------------------

Name and Business Address      Citizenship        Present Principal Occupation
-------------------------------------------------------------------------------

Tormod Hermansen               Norway             Chief Executive
(Oslo, Norway)                                    Officer of Telenor
                                                  Communication AS and
                                                  Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR ASA

     (a)  Telenor ASA, a corporation formed under the laws of Norway.

     (b)  Universitetsgaten 2
          St. Olavs Plass
          N-0130 Oslo
          Norway.

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR ASA
     ------------------------

Name and Business Address     Citizenship       Present Principal Occupation
---------------------------------------------------------------------------

Eivind Reiten                 Norway            Executive Vice President of
(Oslo, Norway)                                  Norsk Hydro ASA

Kari Broberg                  Norway            Chief Executive Officer of
(Ostre Toten, Norway)                           Hartman Consulting AS

Inge K. Hansen                Norway            Chief Financial Officer
(Oslo, Norway)                                  and Executive Vice President
                                                of Statoil

Ashild M. Bendiktsen          Norway            Chief Financial Officer of
(Salangen, Norway)                              Entreprenor Bendiktsen &
                                                Aasen AS

Bente Neegard Halvorsen       Norway            Head Treasurer of the Norwegian
(Skedsmo, Norway)                               Labor Organization

Mai Buch                      Denmark           Corporate Adviser of
(Copenhagen, Denmark)                           Competence House AS

Per Gunnar Salomonsen         Norway            Employee Representative
(Skien, Norway)

Irma Tystad                   Norway            Employee Representative
(Trysil, Norway)

Harald Stavn                  Norway            Employee Representative
(Kongsberg, Norway)


     EXECUTIVE OFFICERS OF TELENOR ASA
     ---------------------------------

Name and Business Address     Citizenship        Present Principal Occupation
-------------------------------------------------------------------------------

Tormod Hermansen              Norway             Chief Executive
(Oslo, Norway)                                   Officer of Telenor
                                                 Communication AS and
                                                 Telenor ASA

Arve Johansen                 Norway             Senior Executive Vice President
(Lier, Norway)                                   of Telenor ASA

Jon Fredrik Baksaas           Norway             Senior Executive Vice
(Sandvika, Norway)                               President of
                                                 Telenor ASA

Torstein Moland               Norway             Senior Executive Vice President
(Lier, Norway)                                   and Chief Financial Officer of
                                                 Telenor ASA

Gun Bente Johansen            Norway             Executive Vice President of
(Oslo, Norway)                                   Telenor ASA

Jan Edvard Thygesen           Norway             Executive Vice President
(Nesbru, Norway)                                 of Telenor ASA

Morten Lundal                 Norway             Executive Vice President
(Oslo, Norway)                                   of Telenor ASA

Stig Eide Sivertsen           Norway             Executive Vice President
(Oslo, Norway)                                   of Telenor ASA

Henrik Torgersen              Norway             Chief Executive Officer of
(Oslo, Norway)                                   Telenor East Invest AS and
                                                 Executive Vice President of
                                                 Telenor ASA

Item 3.        Source and Amount of Funds or Other Consideration
               -------------------------------------------------

     Open Joint Stock Company KB Impuls ("KB Impuls"), a subsidiary of VimpelCom, purchased from Telenor 250,000 shares of Common Stock of VimpelCom for US$4,992,500.

Item 4.        Purpose of Transaction
               ----------------------

     Section 2.07 of the Primary Agreement between Telenor and VimpelCom dated as of December 1, 1998 (the "Initial Primary Agreement") provided for a call option exercisable by VimpelCom or its designee in respect of the number of shares of Common Stock of VimpelCom equal to the difference between (i) the number of shares purchased by Telenor under the Initial Primary Agreement and
(ii) 25% plus one share of the then issued and outstanding shares of Common Stock of VimpelCom. In the Notice of Mandatory Exercise of Option Requirement and Waiver dated as of July 25, 2000 among VimpelCom, Telenor and certain other parties, the parties agreed that the number of shares of Common Stock of VimpelCom subject to such call option was 250,000 shares.

On December 20, 2000, VimpelCom and Telenor executed the Call Option Notice and Waiver (the "Call Option Notice") pursuant to which VimpelCom exercised its call option and appointed KB Impuls as its designee to purchase 250,000 shares of Common Stock of VimpelCom.

In accordance with the provisions of the Call Option Notice, KB Impuls, as the purchaser, Telenor, as the seller, and VimpelCom entered into the Share Purchase Agreement dated as of December 20, 2000 (the "Share Purchase Agreement") pursuant to which Telenor sold to KB

Impuls 250,000 shares of Common Stock of VimpelCom for a purchase price of US$19.97 per share and a total purchase price of US$4,992,500. The transfer of 250,000 shares of Common Stock of VimpelCom from Telenor to KB Impuls was recorded in the shareholder registry of VimpelCom on December 22, 2000. Immediately thereafter, Section 2.07 of the Initial Primary Agreement and
Section 3 of the Notice of Mandatory Exercise of Option Requirement and Waiver terminated, and the call option contemplated in Section 2.07 of the Initial Primary Agreement ceased to exist.

On December 21, 2000, VimpelCom, VimpelCom Finance B.V., VC Limited and Telenor entered into a letter agreement (the "Termination Agreement") whereby they agreed to terminate Article 2 of the Primary Agreement (Financing Vehicles) dated as of June 23, 2000 among the same parties, because the option in favor of Telenor contemplated thereby had been exercised by Telenor in July 2000.

The preceding summary of certain provisions of the Initial Primary Agreement, the Primary Agreement (Financing Vehicles) and the Notice of Mandatory Exercise of Option Requirement and Waiver is not intended to be complete and is qualified in its entirety by reference to the full texts of such agreements. A copy of the Initial Primary Agreement was filed as Exhibit B to the Statement on
Schedule 13D, a copy of the Primary Agreement (Financing Vehicles) was filed as Exhibit B to Amendment No. 6 to the Statement on Schedule 13D, and a copy of the Notice of Mandatory Exercise of Option Requirement and Waiver was filed as Exhibit A to Amendment No. 7 to the Statement on Schedule 13D, all of which are incorporated herein by reference.

Similarly, the preceding summary of certain provisions of the Call Option Notice, the Share Purchase Agreement and the Termination Agreement is not intended to be complete and is qualified in its entirety by reference to the full texts of such agreements. The Call Option Notice, the Share Purchase Agreement and the Termination Agreement are attached hereto as Exhibits A, B and C, respectively.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     (a) and (b) Telenor is the direct beneficial owner of 10,452,600 shares of Common Stock of VimpelCom (comprising 8,652,201 shares of Common Stock Telenor currently holds directly and 1,800,399 shares of Common Stock underlying 2,400,532 American Depositary Shares), constituting 25.12% of the issued and outstanding voting capital stock (29.71% of the issued and outstanding shares of Common Stock) of VimpelCom.

Telenor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 10,452,600 shares of Common Stock.

After giving effect to the sale of 250,000 shares in accordance with the call option, 22,448,175 shares of voting capital stock of VimpelCom are subject to the Shareholders Agreement dated as of December 1, 1998 (the "Shareholders Agreement") by and among Telenor, Dr. Zimin, Glavsotkom LLC and the Bee Line Non-Profit Fund, constituting in the aggregate 53.95% of VimpelCom's total issued and outstanding voting stock. Neither the filing of this Amendment No. 11 nor any of its contents shall be deemed to constitute an admission that Telenor, Telenor Communication AS or Telenor ASA is the beneficial owner of any shares of VimpelCom (other than, solely in the case of Telenor, 10,452,600 shares of

Common Stock) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

Subsequent to the global offering of the ordinary shares of Telenor ASA in December 2000, the Kingdom of Norway owns 79% of the outstanding shares of stock of Telenor ASA.

Telenor is a direct wholly owned subsidiary of Telenor Communication AS and an indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Communication AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom owned by Telenor. Neither the filing of this Amendment No. 11 nor any of its contents shall be deemed to constitute an admission that Telenor Communication AS or Telenor ASA is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     (c) Neither Telenor, Telenor Communication AS, nor Telenor ASA has effected any transactions in the Common Stock of VimpelCom during the past sixty
(60) days or since the filing of the most recent amendment to this Statement on
Schedule 13D, other than the transactions described herein.

     (d) Neither Telenor, Telenor Communication AS, nor Telenor ASA knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

     Except as provided in the documents described in the statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 or 10 thereto, or as set forth herein, neither Telenor, Telenor Communication AS, Telenor ASA, nor, to the best of Telenor's, Telenor Communication AS's and Telenor ASA's knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.        Material to be Filed as Exhibits
               --------------------------------

Attached hereto as Exhibit "A" is a conformed copy of the Call Option Notice and Waiver dated December 20, 2000 between Telenor and VimpelCom.

Attached hereto as Exhibit "B" is a conformed copy of the Share Purchase Agreement dated December 20, 2000 among Telenor, KB Impuls and VimpelCom.

Attached hereto as Exhibit "C" is a conformed copy of the letter agreement dated December 21, 2000 between Telenor and VimpelCom.

Attached hereto as Exhibit "D" is a conformed copy of the Power of Attorney of Telenor in favor of Henrik Torgersen dated June 13, 2000, authorizing Henrik Torgersen to execute on behalf of Telenor this amendment to the joint statement on Schedule 13D, and to take other necessary actions with respect thereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: January 5, 2000                       TELENOR EAST INVEST AS

                                             By  /s/ Henrik Torgersen
                                                 --------------------
                                                 Henrik Torgersen
                                                 Chief Executive Officer


                                             TELENOR COMMUNICATION AS

                                             By  /s/ Tormod Hermansen
                                                 --------------------
                                                 Tormod Hermansen
                                                 Chief Executive Officer


                                             TELENOR ASA


                                             By  /s/ Tormod Hermansen
                                                 --------------------
                                                 Tormod Hermansen
                                                 Chief Executive Officer

                               Index to Exhibits


Exhibit A      A conformed copy of the Call Option Notice and Waiver dated
               December 20, 2000 between Telenor and VimpelCom.

Exhibit B      A conformed copy of the Share Purchase Agreement dated December
               20, 2000 among Telenor, KB Impuls and VimpelCom.

Exhibit C      A conformed copy of the letter agreement dated December 21, 2000 between Telenor and VimpelCom.

Exhibit D      A conformed copy of the Power of Attorney of Telenor in favor of
               Henrik Torgersen dated June 13, 2000, authorizing Henrik
               Torgersen to execute on behalf of Telenor this amendment to the joint statement on Schedule 13D, and to take other necessary actions with respect thereto.